Exhibit 99.1

Resignation of a Director

Alibaba Group Holding Limited (the “Company”) announced that Mr. Masayoshi Son, a director of the Company nominated by Softbank Group Corp. (“SoftBank”), has notified the Board of Directors (the “Board”) of the Company that he intends to resign from the Board of the Company, effective June 25, 2020. Mr. Son has served as a director of the Company since 2005. Upon Mr. Son’s resignation, the Board of the Company will consist of ten members, including five independent directors. Under the Articles of Association of the Company, SoftBank will remain entitled to nominate one director for election to the Board.

June 25, 2020